Mail Stop 3561

July 25, 2006

Mr. Peter J. Sodini
Chief Executive Officer
The Pantry, Inc.
P.O. Box 1410
1801 Douglas Drive
Sanford, North Carolina 27331-1410

      RE: **The Pantry, Inc.**
              Form 10-K for Fiscal Year Ended September 29, 2005
              Form 10-Q for Fiscal Quarter Ended March 30, 2006
              Filed December 13, 2005 and May 9, 2006
              File No. 0-25813

Dear Mr. Sodini:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Jim Allegretto
                                    Senior Assistant Chief Accountant